

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 21, 2005

Roderick C. Bartlett
S2C Global Systems, Inc.
1650-1188 West Georgia
Vancouver, BC
Canada V6E 4A2

> **Re:** **S2C Global Systems, Inc.**
> **Form 10-SB**
> **Filed September 19, 2005**
> **File No. 0-51529**

Dear Mr. Bartlett:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Your registration statement will become effective by operation of law in 60 days from September 19, 2005, and you will be responsible for filing periodic and other reports under the Securities Exchange Act of 1934 from that date.

Roderick C. Bartlett
S2C Global Systems, Inc.
October 21, 2005
Page 2

Facing Page of Registration Statement

    2. You have stated the name of your company on the facing page of the registration statement as SC2, rather than S2C. Please correct in your amendment.

Information Required in Registration Statement, page 2

    3. Please note that a company that is not subject to the reporting requirements of Section 13(a) or Section 15(d) of the Exchange Act at the time a forward-looking statement is made cannot avail itself of the protection of Section 27A of the Securities Act or Section 21E of the Exchange Act. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act does not apply to statements made in connection with this registration statement. Delete the reference and refrain from making such references to the Act in the future in connection with this filing. This comment also applies to other materials of the company, such as press releases.

Description of Business, page 2

    4. Please clarify the statement that the private company (S2C) commenced limited operation in May 2004 to explain further the nature of these operations, and to make clear that you have had no sales or revenues to date.

    5. We encourage you to identify your website in the registration statement. See Item 101(c)(3) of Regulation S-B.

Bottled Water/Vending Industry Background, page 2

    6. Please support, or delete, all statistical claims presented in this section.

    7. If you retain in this section any references to growth of the market for bottled water or any other vending machine product, revise the text to make clear that there can be no assurance that your organization will participate in any of this growth, or that this product will find market acceptance.

    8. Please revise your reference to interviews by Martin Stevens to state how many managers he spoke with, when he conducted these interviews, and the circumstances in which the interviews were held.

9. Please also disclose whether you have any independent, scientific research supporting the position that traditional retail systems for distribution of 5-gallon bottled water have become awkward and unprofitable.

10. Please revise the next to last paragraph of this section to make more clear the relevance of this information to you and your operations.

11. The meaning of the last paragraph in this section, and its reference to labor storage devices, is unclear. Please revise to explain.

The S2C System, page 3

12. Explain in what sense you are in "the final development stages" to bring your distribution system to market, and what additional steps are necessary to reach this goal. Describe any mechanical adjustments or testing of your equipment which may be necessary and the principal terms of any contractual arrangements with suppliers, distributors, or customers which may be required, or into which you have entered. Please disclose also what your expected financing needs will be at each intended stage of development. We have noted that you issued recent press releases discussing certain of these matters.

13. As required by Item 101(b)(5) of Regulation S-B, state the sources and availability of the raw materials you will use and the names of the principal suppliers of these materials. It is not clear how you will acquire the bottles of water your distribution system will furnish to customers.

14. Include the information required by Item 101(b)(10) and 101(b)(11) of Regulation S-B, if material.

15. The second paragraph of this section refers specifically to empty 5-gallon recyclable water bottles. Please clarify whether this is the only product the system will accept, or whether it can also accept other kinds of bulk food or liquids.

16. Please explain in further detail how the S2C System is intended to eliminate significant labor requirements by providing an automated loading element. It is unclear, for example, how the loading element will be automated, or how this is expected to result in savings of labor costs.

17. Generally, the text should convey more clearly that your system is essentially like a vending machine, if true, and should include more explicit information about its operating features, such as certain of the items referred to, for example, at the "Convenience Shopping" and "How to Use" tabs at your website.

Governmental Regulation, page 4

    18. Please refer to paragraph one. Explain how your vending system involves regulated financial transactions, and what you mean by the requirement for certification.

    19. Please refer to paragraph four. Please define the "products" you refer to.

    20. If the Electrical Safety Association, Ontario Hydro referred to in paragraph five is an underwriting laboratory, please explain this and describe on what basis it has certified your product for safety.

Competition, page 4

    21. The basis for your statement that there are no vendors of prepackaged 5-gallon bottled water is unclear. Please revise to explain.

    22. Please expand your disclosure to describe more fully the various types of water delivery systems with which you will compete, as, for example, water delivery trucks or manual bin systems, and to state how you will meet these types of competition. Identify briefly the various venues in which the alternative systems operate, and how matters of location may affect your ability to compete.

    23. We note that the "contractors" referred to in this section are identified as officers in the employment contracts filed as exhibits. We also note your qualification that you have no fulltime employees. Please revise appropriately, and provide any additional information required by Items 401 and 402 of Regulation S-B.

Plan of Operation, page 5

    24. It is unclear how the arrangements referred to in the second paragraph will actually yield revenue for your business. Please revise to explain.

    25. Please explain your statement in the third paragraph that you are globally sourcing all components that make up the S2C system.

    26. Please state the consideration, if any, paid to Mr. Benedikt in exchange for his contribution of the prototype and the intellectual property related to the Acquaduct System. Please also include discussion of this transaction at Item 7. Certain Relationships and Related Transactions, or tell us why you believe that is not required.

27. Clarify specifically whether your business plan contemplates purchase and storage of products for retail sale, and, if so, how you intend to finance inventories of products.

28. Please revise this section to include the more specific disclosures required by Item 303 of Regulation S-B. For example, it does not appear that you have responded to Item 303(a)(1)(i), (iii) or (iv).

29. Similarly, there should be specific discussion of such matters as expected cost of the components of the system, and your proposed sources of revenues, whether leases or sales.

30. Please also disclose more fully the capital commitments the financing or expansion of your business will require, and how you intend to raise this capital. Disclose the cost of manufacturing or assembling your product, and what you expect your sources of liquidity will be. We note that you have previously issued convertible notes.

Security Ownership of Certain Beneficial Owners and Management, page 6

31. Please confirm that the founding shareholder, Mr. Benedikt, does not own more than 5% of outstanding stock.

32. Identify the beneficial owners of Hottentot Capital LLC and clarify the relationship between Hottentot and M. Laidlaw. See Item 403 of Regulation S-B. Identify also the owners of King Capital.

33. It is not clear whether the ownership table reflects common shares which may be issuable under the terms of the company's outstanding convertible notes referred to at Note 4 to the financial statements. Please revise to include such shares in the table, or tell us why they are not required to be included.

Directors, Officers, Promoters, and Control Persons, page 7

34. We note that at least 4 individuals not listed in the table, namely, Martin Stevens, Will Benedikt, Chris Hauge, and Peter Miele, are identified as officers in exhibits or in the text, or both. Please revise appropriately to include in the table all persons for whom information is required to be given pursuant to Item 401 of Regulation S-B, including significant employees as defined in part (b) of Item 401, or tell us why these persons are not required to be identified here.

35. Please provide more specific information about the business experience during the past five years of the individuals discussed here, identifying the principal business or businesses involved, where that has not already been done. See Item 401(a)(4) of Regulation S-B.

Executive Compensation, page 9

36. Please explain, through footnote or otherwise, why your table identifies multiple persons as its chief executive officer during the period covered by the table.

37. Please also explain why no other executive officers or other highly compensated officers are identified in the table. If Instruction 1 to Item 402(a)(2) of Regulation S-B and the exception included there applies, please support your claim to the exception.

38. Please confirm that the amount of $1,000 for Mr. Bartlett's restricted stock award is correct. We note that Mr. Bartlett's employment contract refers to total possible awards of 1,000,000 shares.

Certain Relationships and Related Transactions, page 11

39. Please clarify in what situations involving transactions with related parties a vote of shareholders is required, in view of the provision of Article 4(2) of your Articles of Incorporation.

Description of Securities, page 11

40. You disclose on page 10, paragraph 7, that you issued an option to purchase 150,000 shares of restricted common stock. Please reconcile this disclosure with your disclosure that you have no stock option plan.

Recent Sales of Unregistered Securities, page 15

41. As required by Item 701(a) and (b) of Regulation S-B, please identify, for each transaction listed, the specific date of the transaction and identify the persons or class of persons to whom you sold the securities.

42. We note that the total number of shares sold in transactions stated in this section is 46,088,736, while the number of shares outstanding at the balance sheet date is given as 33,845,068 shares. Please explain the difference.

Financial Statements

December 31, 2004 Audited Financial Statements, page 17

43. Please amend your filing to remove the audited financial statements of S2C Global Systems, Inc. (formerly United Athletes, Inc.) contained on pages 19-27. Following completion of the reverse merger transaction, your historical financial statements should be the historical financial statements of S2C Global Systems, Inc. (accounting acquirer) from inception in May 2004. Also, the reverse merger should be disclosed as a recapitalization of the public shell rather than as a purchase business combination. We have performed a limited of your interim financial statements and may have further comments after reviewing your revised audited and unaudited financial statements.

Report of Registered Public Accounting Firm, page 19

44. Please ensure that your amended filing includes a properly worded audit report. The audit report as filed does not comply with the PCAOB Auditing Standard No. 1 and SEC Release 34-49707 issued May 14, 2004. Please amend to include a revised auditors' report, which refers to "the standards of the Public Company Accounting Oversight Board (United States)," instead of "the generally accepted auditing standards of ...." See paragraph B2 of Auditing Standard No. 1. You may also refer to the last sentence of the answer to question 2 of the PCAOB Staff Questions and Answers issued June 30, 2004, available at www.pcaobus.org.

45. Please obtain a revised auditors' report which includes a statement that "the auditor believes that his or her audit provides a reasonable basis for his or her opinion." See paragraph (g) of the AICPA Auditing Standards Section AU 508.08.

Going Concern Uncertainty, page 24

46. Please revise to include a discussion of management's plan to enable the company to remain viable for at least 12 months. If management has no such plan, please explain how you and your auditors have determined that the use of going concern financial statements is appropriate. See paragraph 3b of SAS 59.

March 31, 2005 Unaudited Financial Statements, page 28

47. Please revise your unaudited financial statements to provide financial statements for only the interim period from the date of the most recent audited period and comparable prior year period. As of the date of your initial filing, interim

financial statements as of and for the six month periods ended June 30, 2005 and 2004 were required. To the extent you continue to report as a development stage enterprise, inception to date information would be required as well. Please ensure that your amended filing includes updated interim period financial statements in accordance with Item 310(g) of Regulation S-B.

June 30, 2005 Unaudited Financial Statements, page 39

Balance Sheet, page 41

48. You classify subscriptions receivable as assets and share subscriptions received as liabilities. We also note that the statement of stockholders' equity shows shares issued during 2004 for subscriptions received. Please revise your filing to reflect subscriptions receivable as a contra-equity account, or tell us why your classification is appropriate. Please also include a footnote which discloses the major terms of the subscription agreements. Please ensure we understand any redemption terms requiring liability classification for shares issued.

Basis of Presentation and Nature of Operations, page 45

49. Revise your disclosures to include an updated discussion of your overall liquidity position, including how long you expect to be able to satisfy cash requirements.

Convertible Promissory Notes, page 48

50. Please revise to show all amounts in U.S. dollars.

Financial Instruments, page 48

51. Please revise to reflect the correct balance sheet date at which these financial assets and liabilities are valued. Please also disclose their values in U.S. dollars.

Exhibits, page 50

52. Please also file as exhibits the agreement you used to acquire S2C Global Systems, Inc., and the documents which evidence all changes of name that you have had since inception. It is unclear, for example, why you have filed only amended Articles of Incorporation, and not the original Articles incorporating the company as Sun Vacation Club, Inc.

53. Please also file as exhibits the instruments which define the rights of securities holders.

54. Please file the agreement to the note for US$39,725.00 as an exhibit.

55. Please file as exhibits any contracts or agreements relating to distribution of products by means of the Aquaduct System, such as agreements with Trentfab and IGA.

56. Please direct us to any disclosure regarding the note to which the agreement filed as Exhibit 10.09 pertains, or tell us why no disclosure is necessary.

* * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review

Roderick C. Bartlett
S2C Global Systems, Inc.
October 21, 2005
Page 10

of your filing or in response to our comments on your filing.

You may contact TaTanisha Henderson at (202) 551-3322 or Senior Assistant Chief Accountant George Ohsiek at (202) 551-3843 if you have question relating to comments on the financial statements or related matters. Please contact Albert Yarashus at (202) 551-3239, David Mittelman, Legal Branch Chief, at (202) 551-3214, or to me, at (202) 551-3270 with any other questions.

Sincerely,



H. Christopher Owings
Assistant Director

cc: Roderick C. Bartlett
        (FAX) (604) 608-3562